UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  m-Wise, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par value $.0017 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    554042101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul Weinberg, Adv.
                        Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 2, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 22 pages

                                  SCHEDULE 13D
CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DEP Technology Holdings Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            17,207,456 (*)
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        17,207,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,207,456
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 11,463,382 shares that may be acquired upon exercise and/or conversion of securities, as described in Items 3 and 6 below.


                               Page 2 of 22 pages

                                  SCHEDULE 13D
CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            17,207,456 (*)
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        17,207,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,207,456
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 11,463,382 shares that may be acquired upon exercise and/or conversion of securities, as described in Items 3 and 6 below.


                               Page 3 of 22 pages

                                  SCHEDULE 13D
CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            17,207,456 (*)
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        17,207,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,207,456
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*)This amount includes an aggregate of 11,463,382 shares that may be acquired upon exercise and/or conversion of securities, as described in Items 3 and 6 below.


                               Page 4 of 22 pages

                                  SCHEDULE 13D
CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            17,207,456 (*)
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        17,207,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,207,456
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 11,463,382 shares that may be acquired upon exercise and/or conversion of securities, as described in Items 3 and 6 below.


                               Page 5 of 22 pages

                                  SCHEDULE 13D
CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            17,207,456 (*)
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        17,207,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,207,456
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 11,463,382 shares that may be acquired upon exercise and/or conversion of securities, as described in Items 3 and 6 below.


                               Page 6 of 22 pages

                                  SCHEDULE 13D
CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            17,207,456 (*)
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        17,207,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,207,456
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 11,463,382 shares that may be acquired upon exercise and/or conversion of securities, as described in Items 3 and 6 below.


                               Page 7 of 22 pages

                                  SCHEDULE 13D
CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            17,207,456 (*)
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        17,207,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,207,456
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 11,463,382 shares that may be acquired upon exercise and/or conversion of securities, as described in Items 3 and 6 below.


                               Page 8 of 22 pages

                                  SCHEDULE 13D
CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            17,207,456 (*)
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        17,207,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,207,456
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 11,463,382 shares that may be acquired upon exercise and/or conversion of securities, as described in Items 3 and 6 below.


                               Page 9 of 22 pages

                                  SCHEDULE 13D
CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number             -------------------------------------------------------------
of Shares          8.   Shared Voting Power
Beneficially            17,207,456 (*)
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        17,207,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,207,456
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 11,463,382 shares that may be acquired upon exercise and/or conversion of securities, as described in Items 3 and 6 below.


                              Page 10 of 22 pages

Item 1. SECURITY AND ISSUER

     The class of securities to which this Statement relates is the common stock, par value $.0017 per share (the "Common Stock"), of m-Wise, Inc. (the "Issuer"), a Delaware corporation with principal executive offices at 10 Hasadnaot Street, Herzliya Pituach, Israel.

Item 2. IDENTITY AND BACKGROUND

          (a), (b) and (c): The Reporting Persons.

          (1) DEP Technology Holdings Ltd., an Israeli private corporation ("DEP "), with its principal business and principal office at the Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DEP is a holding company.

          (2) Elron Electronic Industries Ltd., an Israeli public corporation ("Elron"), with its principal business and principal office at the Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Elron is a multinational high technology operational holding company, and is engaged through affiliates with a group of high technology operating companies in the fields of medical devices, IT telecom, semiconductors and advanced materials. The outstanding shares of Elron are traded on the NASDAQ National Market System and on the Tel Aviv Stock Exchange. As of February 2, 2006, Elron owned all the outstanding shares of DEP, and is therefore the beneficial owner of the Common Stock owned directly by DEP, and shares with the Reporting Persons the power to vote and dispose of the Common Stock owned directly and beneficially by DEP.

          (3) Discount Investment Corporation Ltd., an Israeli public corporation ("DIC"), with its business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange. As of February 2, 2006, DIC owned directly and through wholly owned subsidiaries approximately 45.47% of the outstanding shares of Elron. By reason of DIC's ownership interest in Elron, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the Common Stock owned beneficially by Elron.

          (4) IDB Development Corporation Ltd., an Israeli public corporation ("IDB Development"), with its principal business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. As of February 2, 2006, IDB Development owned approximately 72.8% of the outstanding shares of DIC. By reason of IDB Development's control of DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Common Stock owned beneficially by Elron.

          (5) IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding"), with its principal business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. As of February 2, 2006, IDB Holding owned approximately 71.8% of the outstanding shares of IDB Development. By reason of IDB Holding's control (through IDB Development) of DIC, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Common Stock owned beneficially by Elron.

          The following persons may, by reason of their interests in, and, relationships among them with respect to, IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (5) above:

          (6) Mr. Nochi Dankner, whose address is 3 Azrieli Center, the Triangular Tower, 44th floor, Tel-Aviv 67023, Israel. His present principal occupation is businessman and director of companies.

          (7) Mrs. Shelly Bergman, whose address is 9 Hamishmar Ha'Ezrachi Street, Afeka, Tel-Aviv 69697, Israel. Her present principal occupation is director of companies

          (8) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon 56526, Israel. Her present principal occupation is director of companies.

          (9) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle 72102, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.


                              Page 11 of 22 pages

          As of February 2, 2006 -

          Nochi Dankner (together with a private company controlled by him) and Shelly Bergman own approximately 57.1% and 13.4% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli corporation, which owns through an intermediary private company all the outstanding shares of Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli corporation which in turn has owned since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders' meetings, who they will appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. One of Ganden Holdings' other shareholders, owning in the aggregate approximately 1.8% of Ganden Holdings' outstanding shares, has a tag along right granted to it by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and such shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions. As of February 13, 2006, Nochi Dankner is the Chairman of the Boards of Directors, and Zehava Dankner, the mother of Nochi Dankner and Shelly Bergman, is a director of IDB Holding, IDB Development and DIC and Nochi Dankner is a direcor of Elron as well.

          Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. ("Manor"), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. As of February 13, 2006, Ruth Manor's husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and DIC and Dori Manor is a director of Elron as well.

          Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. As of February 13, 2006, Avraham Livnat's son, Zvi Livnat, is a director of IDB Holding, IDB Development and DIC and another son of Avraham Livnat, Shay Livnat, is a director of IDB Development and Elron.

          Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the "Shareholders Agreement") with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders' meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party to the Shareholders Agreement, including (i) a right of "first opportunity" whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (ii) a "tag along" right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iii) a "drag along" right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (iv) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (v) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003, which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.


                              Page 12 of 22 pages

          Ganden, Manor and Livnat pledged their shares of IDB Holding to a financial institution as collateral for the repayment of loans borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lender may realize the pledges and also may accelerate the repayment of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lender's consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect to IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lender's consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lender's opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons controlling the borrowers, which in the lender's opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

          By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Common Stock owned beneficially by Elron.

          In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned approximately 6.7% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 9.1% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 7.2% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden, Ganden Holdings and Shelly Bergman's wholly owned corporation as set forth above were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

          In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned approximately 0.03% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

          In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned approximately 0.04% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DEP, (ii) Elron, (iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference.

     (d) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Persons referred to in (6), (7), (8) and (9) above are citizens of Israel.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 2, 2006, the following agreements were executed:

     (1) Termination and Release Agreement by and among Shay Ben Asulin, Mati Broudo, Kobi Morenko, Proton Marketing LLC, Putchkon.Com LLC and Inter-Content Development for the Internet Ltd. (collectively, the "Founders") and DEP (the "Founders Termination Agreement"), pursuant to which DEP exchanged certain of its rights for 5,744,074 shares of Common Stock held by the Founders.


                              Page 13 of 22 pages

     (2) Termination and Release Agreement by and among the Issuer and DEP ( "m-Wise Termination Agreement") pursuant to which on or before February 28, 2006, the Issuer is required to issue to DEP, in exchange for DEP's existing rights under that certain Promissory Note signed between the Issuer and DEP on July 22, 2002, 5,561,994 shares of Common Stock calculated by dividing the sum of $900,000, plus interest at per annum LIBOR rate offered by Citibank North America from July 10, 2002 until December 22, 2005, by the weighted average closing price of the Issuer's Common Stock on the OTC bulletin board (MWIS) during the 30 trading days prior to December 22, 2005. Such number of shares will be increased by 638,230 shares of Common Stock in the event that the Issuer does not complete a certain business combination by February 28, 2006.

     (3) a Warrant (the "Warrant") pursuant to which the Issuer issued to DEP warrants to purchase 5,263,158 shares of Common Stock at an exercise price of $0.19 per share for a period of three years.

Item 4. PURPOSE OF TRANSACTION

     This Statement is being filed in connection with the completion of the transactions under the Founders Termination Agreement, the m-Wise Termination Agreement and the Warrant. None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

     If the Reporting Persons believe it to be in their interest, the Reporting Persons may sell all or any portion of the Common Stock held by them.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

     As of the date of this Statement, DEP beneficially owns an aggregate of 17,207,456 shares, or 13.8%, of the Common Stock including an aggregate of 11,463,382 shares of Common Stock which it has the right to acquire as described in Item 6 below. This number was calculated based on 113,514,157 shares of the Common Stock outstanding as of December 31, 2005, as reported in the Issuer's Form 8K filed with the Securities and Exchange Commission on January 13, 2006. Elron beneficially owns these shares as a result of DEP being a wholly owned subsidiary of Elron. DIC, IDB Development. IDB Holding and the Reporting Persons who are natural persons may be deemed beneficial owners of, and to share the power to vote and dispose of, these shares of Common Stock.

     None of the Reporting Persons purchased or sold any Common Stock during the last 60 days prior to February 2, 2006.

     Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron and DEP did not own as of February 2, 2006, any Common Stock (including Common Stock that may be acquired pursuant to options or rights to purchase such Common Stock from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any shares of Common Stock during the last 60 days prior to February 2, 2006.

Item 6. Contracts, Arrangements, Undertakings or Relationships
        WITH RESPECT TO SECURITIES OF THE ISSUER

FOUNDERS TERMINATION AGREEMENT

     Pursuant to the Founders Termination Agreement, DEP exchanged certain of its rights for 5,744,074 shares of Common Stock held by the Founders.

m-WISE TERMINATION AGREEMENT

     Pursuant to the m-Wise Termination Agreement, on or before February 28, 2006, the Issuer is required to issue to DEP, in exchange of DEP's existing rights under that certain Promissory Note signed between the Issuer and DEP on July 22, 2002, an aggregate of 5,561,994 shares of Common Stock, calculated by dividing the sum of $900,000, plus interest at the per annum LIBOR rate offered by Citibank North America from July 10, 2002 until December 22, 2005, by the weighted average closing price of the Common Stock on the OTC bulletin board during the 30 trading days prior to December 22, 2005. Such number of shares will be increased by 638,230 shares of Common Stock in the event that the Issuer does not complete a certain business combination by February 28, 2006.

     The Issuer has undertaken to file a registration statement no later than December 31, 2006 with respect to the shares of Common Stock to be issued to DEP under the m-Wise Termination Agreement as well as at least 20% of the Common Stock acquired by DEP under the Founders Termination Agreement.


                              Page 14 of 22 pages

WARRANT

     On February 2, 2006, the Issuer issued DEP warrants to purchase 5,263,158 shares of the Common Stock at an exercise price of $0.19 per share for a period of three years.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 -    Warrant dated February 2, 2006

Exhibit 2 -    Letter Agreement dated February 13, 2006 between DEP and IDB
               Holding authorizing IDB Holding to file this Statement on
               Schedule 13D and any amendments hereto on behalf of DEP.

Exhibit 3 -    Letter Agreement dated February 13, 2006 between Elron and IDB
               Holding authorizing IDB Holding to file this Statement on
               Schedule 13D and any amendments hereto on behalf of Elron.

Exhibit 4 -    Letter Agreement dated February 2, 2006 between DIC and IDB
               Holding authorizing IDB Holding to file this Statement on
               Schedule 13D and any amendments hereto on behalf of DIC.

Exhibit 5 -    Letter Agreement dated February 2, 2006 between IDB Development and IDB Holding authorizing IDB Holding to file this Statement on
               Schedule 13D and any amendments hereto on behalf of IDB
               Development.

Exhibit 6 -    Letter Agreement dated February 2, 2006 between Nochi Dankner and
               IDB Holding authorizing IDB Holding to file this Statement on
               Schedule 13D and any amendments hereto on behalf of Nochi
               Dankner.

Exhibit 7 -    Letter Agreement dated February 2, 2006 between Shelly Bergman and IDB Holding authorizing IDB Holding to file this Statement on
               Schedule 13D and any amendments hereto on behalf of Shelly
               Bergman.

Exhibit 8 -    Letter Agreement dated February 2, 2006 between Ruth Manor and
               IDB Holding authorizing IDB Holding to file this Statement on
               Schedule 13D and any amendments hereto on behalf of Ruth Manor.

Exhibit 9 -    Letter Agreement dated February 1, 2006 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Statement on
               Schedule 13D and any amendments hereto on behalf of Avraham
               Livnat.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date: February 13, 2006                 DEP TECHNOLOGY HOLDINGS LTD.
                                        ELRON ELECTRONIC INDUSTRIES LTD.
                                        DISCOUNT INVESTMENT CORPORATION LTD.
                                        IDB DEVELOPMENT CORPORATION LTD.
                                        IDB HOLDING CORPORATION LTD.
                                        NOCHI DANKNER
                                        SHELLY BERGMAN
                                        RUTH MANOR
                                        AVRAHAM LIVNAT

                                        BY: IDB HOLDING CORPORATION LTD.

                                  (signed)
                    BY: ______________________________
                    Haim Tabouch and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to this Statement on Schedule 13D as Exhibits 2 through 9.


                              Page 15 of 22 pages

Schedule A

                        Directors and Executive Officers
                                       o f
                          DEP TECHNOLOGY HOLDINGS LTD.
                            (as of February 13, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Doron Birger                                    Director              President & Chief Executive Officer of Elron
3 Azrieli Center, The Triangular Tower 42nd                           Electronic Industries Ltd.
floor, Tel-Aviv 67023, Israel

Rinat Remler                                    Director              Vice President, Chief Financial Officer of Elron
3 Azrieli Center, The Triangular Tower 42nd                           Electronic Industries Ltd.
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President &      Vice President & Chief Technology Officer of
3 Azrieli Center, The Triangular Tower 42nd     Chief Technology      Elron Electronic Industries Ltd.
floor, Tel-Aviv 67023, Israel                   Officer

Paul Weinberg                                   Director              General Counsel & Corporate Secretary of Elron
3 Azrieli Center, The Triangular Tower 42nd                           Electronic Industries Ltd.
floor, Tel-Aviv 67023, Israel


     ======================================================================

Schedule B

                        Directors and Executive Officers
                                       o f
                        ELRON ELECTRONIC INDUSTRIES LTD.
                            (as of February 13, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Ami Erel                                        Chairman of the       President & Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors
floor, Tel-Aviv 67023, Israel

Avraham Asheri                                  Director              Director of companies
12 Yoshpe Street, Apt. 7,
Mevasseret Zion 90805, Israel

Prof. Yair Be'ery                               Director              Professor - Department of Electrical Engineering,
6 Sweden Street,                                                      Tel Aviv University.
Petah Tikva 49317, Israel

Yaacov Goldman                                  External Director     Director of companies
39 Nachlieli Street,
Hod Hasharon 45355, Israel

Prof. Gabriel Barbash                           Director              Director General  of the Tel Aviv
14 Zisman Street,                                                     Sourasky Medical Center.
Ramat Gan 52521, Israel


                              Page 16 of 22 pages

Nochi Dankner                                   Director              Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Oren Lieder                                     Director              Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th                          of DIC.
floor, Tel-Aviv 67023, Israel

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Dr. Zehavit S. Cohen (**)                       Director              Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th                          Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                                         Officer of IDB Holding.

Professor Daniel Sipper                         External Director     Professor - Department of Engineering, Tel Aviv
3 Kadesh Barnea Street, Apt. 39                                       University
Tel Aviv 69986, Israel

Doron Birger                                    President and Chief   President and Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Executive Officer
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President and    Vice President and Chief Technology Officer of
3 Azrieli Center, The Triangular Tower, 42nd    Chief Technology      Elron.
floor, Tel-Aviv 67023, Israel                   Officer

Rinat Remler                                    Vice President,       Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Assaf Topaz                                     Vice President        Vice President of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Yair Cohen                                      Vice President        Vice President of Elron
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.
(**) Dual citizen of Israel and USA.


                              Page 17 of 22 pages

Schedule C

                        Directors and Executive Officers
                                       o f
                      Discount Investment Corporation Ltd.
                            (as of February 13, 2006)


Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Lior Hannes                                     Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.


                              Page 18 of 22 pages

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and    Vice President and Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Comptroller
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France

     ======================================================================

Schedule D

                        Directors and Executive Officers
                                       of
                        IDB Development Corporation Ltd.
                            (as of February 13, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and Clal
floor, Tel-Aviv 67023, Israel                                         Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                              Israel Council.

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


                              Page 19 of 22 pages

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345, Israel

Amos Malka                                      External Director     Deputy Chairman of Elul group of companies.
18 Nahal Soreq Street, Modi'in 71700, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street, Kfar Shmariyahu 46910,
Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes                                     Executive Vice        Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    President             Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Zehavit S. Cohen (**)                       Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Ruti Sapan                                      Vice President,       Vice President, Management Resources of IDB
3 Azrieli Center, The Triangular Tower, 44th    Management Resources  Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.
(**) Dual citizen of Israel and U.S.A.

     ======================================================================


                              Page 20 of 22 pages

Schedule E

                        Directors and Executive Officers
                                       of
                          IDB Holding Corporation Ltd.
                            (as of February 13, 2006)


Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Director of
                                                Officer               companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Lior Hannes                                     Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
14 Aluf Simchoni Street, Jerusalem 92504,
Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Rolando Eisen                                   External Director     Director of companies.
2 "A" Geiger Street, Naveh Avivim, Tel Aviv
69341, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.


                              Page 21 of 22 pages

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Zehavit S. Cohen (**)                       Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower, 44th                          Comptroller of IDB Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.
(**) Dual citizen of Israel and U.S.A.


                              Page 22 of 22 pages